The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-177923
Subject to Completion.  Dated March 11, 2014.
Pricing Supplement to the Prospectus dated November 14, 2011, the Prospectus Supplement dated November 14, 2011, the Underlying Supplement No. 1-I dated November 14, 2011 and the Product Supplement No. 4-I dated November 14, 2011 — No.

Medium-Term Notes, Series E
$
Capped Buffered Basket-Linked Notes due 2015
(Linked to an Equally Weighted Basket Composed of the MSCI EAFE® Index and the Russell 2000® Index)

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (September 17, 2015, subject to adjustment) is based on the performance of an equally weighted basket composed of the MSCI EAFE® Index and the Russell 2000® Index as measured from and including the trade date (on or about March 12, 2014) to and including the determination date (September 14, 2015, subject to adjustment).  If the final basket level on the determination date is greater than the initial basket level (set on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,115.00 and $1,150.00 for each $1,000 principal amount note).  If the final basket level declines by up to 10.00% from the initial basket level, you will receive the principal amount of your notes.  If the final basket level declines by more than 10.00% from the initial basket level, the return on your notes will be negative.  You could lose your entire investment in the notes.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

To determine your payment at maturity, we will calculate the basket return, which is the percentage increase or decrease in the final basket level from the initial basket level.  On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•
if the basket return is positive (the final basket level is greater than the initial basket level), the sum of (i) $1,000 plus (ii) the product of $1,000 times the basket return, subject to the maximum settlement amount;

•	if the basket return is zero or negative but not below -10.00% (the final basket level is equal to or less than the initial basket level but not by more than 10.00%), $1,000; or

•
if the basket return is negative and is below -10.00% (the final basket level is less than the initial basket level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1111 times (c) the sum of the basket return plus 10.00%.  You will receive less than $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See “Risk Factors” on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Factors” on page PS-15 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes.  You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

If the notes priced today and assuming a maximum settlement amount equal to the middle of the range listed above, the estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, would be approximately $976.00 per $1,000 principal amount note.  JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the final pricing supplement and will not be less than $966.00 per $1,000 principal amount note.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-8 of this pricing supplement for additional information about JPMS’s estimated value and “Summary Information — Secondary Market Prices of the Notes” on page PS-9 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): on or about March 19, 2014
Original issue price: 100.00% of the principal amount
Underwriting commission/discount: up to 1.35% of the principal amount
Net proceeds to the issuer:          % of the principal amount
See “Summary Information — Supplemental Use of Proceeds” on page PS-9 of this pricing supplement for information about the components of the original issue price of the notes.
JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to an unaffiliated dealer.  In no event will these selling commissions exceed 1.35% of the principal amount. See “Plan of Distribution (Conflicts of Interest)” on page PS-77 of the accompanying product supplement no. 4-I.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Pricing Supplement dated                  , 2014

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes.  In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●          Product supplement no. 4-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

●          Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

●          Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

●          Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Key Terms

Issuer: JPMorgan Chase & Co.

Basket underliers: the MSCI EAFE® Index (Bloomberg symbol, “MXEA Index”), as maintained by MSCI Inc. (“MSCI”) and the Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by the Russell Investment Group (“Russell”).  The accompanying product supplement refers to each basket underlier as a “Component.”

Principal amount: each note will have a principal amount of $1,000; $                 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways.  The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount.  Also, the stated buffer level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount.  Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment.  See “Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-17 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final basket level is greater than or equal to the cap level, the maximum settlement amount;

•	if the final basket level is greater than the initial basket level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of $1,000 times the basket return;

•	if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, $1,000; or

•
if the final basket level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the basket return plus the buffer amount.  You will receive less than $1,000.

Initial basket level:  Set equal to 100 on the trade date.  The accompanying product supplement refers to the initial basket level as the “Starting Basket Level.”

Initial weighted value:  the initial weighted value for each of the basket underliers will equal the product of the initial weight of that basket underlier times the initial basket level.  The initial weight of each basket underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
MSCI EAFE® Index	50%
Russell 2000® Index	50%

Initial basket underlier level (to be set on the trade date and will be the closing level of the applicable basket underlier on the trade date):  For the MSCI EAFE® Index:               .  For the Russell 2000® Index:               .  The accompanying product supplement refers to each initial basket underlier level as an “Initial Index Level.”

Final basket level: the basket closing level of the basket on the determination date.  The accompanying product supplement refers to the final basket level as the “Ending Basket Level.”

Basket closing level: notwithstanding anything to the contrary in the accompanying product supplement, the basket closing level on any relevant day will be the sum of the following: (i) the closing level of the MSCI EAFE® Index on that day divided by the initial basket underlier level of the MSCI EAFE® Index, multiplied by the initial weighted value of the MSCI EAFE® Index plus (ii) the closing level of the Russell 2000® Index on that day divided by the initial basket underlier level of the Russell 2000® Index, multiplied by the initial weighted value of the Russell 2000® Index.

Basket return: the quotient of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage.

Cap level (to be provided in the final pricing supplement): expected to be between 111.50% and 115.00% of the initial basket underlier level

Maximum settlement amount (to be provided in the final pricing supplement): expected to be between $1,115.00 and $1,150.00

Buffer level: 90.00% of the initial basket level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial basket level divided by the buffer level, which equals approximately 1.1111

Trade date: on or about March 12, 2014

Original issue date (settlement date): on or about March 19, 2014

Determination date: September 14, 2015, subject to postponement in the event of a market disruption event and as described under “Postponement of the Determination Date” on page PS-7 of this pricing supplement

Stated maturity date: September 17, 2015, subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity — D. Other Terms” on page PS-16 of the accompanying product supplement.  The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes will not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

Closing level:  With respect to the MSCI EAFE® Index, as described under “Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 2. The Level of an Index” on page PS-14 of the accompanying product supplement; notwithstanding anything to the contrary in the accompanying product supplement, with respect to the Russell 2000® Index or any relevant successor index (as defined in the accompanying product supplement), on any relevant day, the closing level of the Russell 2000® Index or that successor index, as applicable, as published by Bloomberg Financial Services with respect to that day.  Currently, Bloomberg Financial Services publishes the closing level of the Russell 2000® Index to four decimal places, whereas Russell publishes the official closing level of the Russell 2000® Index to six decimal places.  As a result, the closing level of the Russell 2000® Index published by Bloomberg Financial Services will likely be slightly different from the official closing level of the Russell 2000® Index published by Russell. In certain circumstances, the closing level of a basket underlier or any relevant successor index will be based on the alternative calculation of that basket underlier as described under “— Postponement of the Determination Date” on page PS-8 of this pricing supplement or as described under  “General Terms of Notes — Additional Index Provisions — B. Discontinuation of an Index; Alteration of Method of Calculation” on page PS-66 of the accompanying product supplement.  The accompanying product supplement refers to the closing level of each basket underlier as an “Index closing level.”

Business day: as described under “Description of Notes — Payment at Maturity — D. Other Terms” on page PS-16 of the accompanying product supplement

Trading day: With respect to the MSCI EAFE® Index, notwithstanding anything to the contrary under “Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 2. The Level of an Index” on page PS-14 of the accompanying product supplement, for the purposes of the notes offered by this pricing supplement, trading day means, with respect to the underlier or any relevant successor index (as defined in the accompanying product supplement), a day as determined by the calculation agent, on which (i) the Index closing level of the underlier or that successor index, as applicable, is calculated and published by the sponsor of the underlier or that successor index, as applicable, and (ii) each exchange where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the underlier or that successor index, as applicable, is open for trading during its regular trading session. With respect to the Russell

2000® Index, as described under “Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 2. The Level of an Index” on page PS-14 of the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I, as supplemented by “ — Supplemental Use of Proceeds” below

Capital gains tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-86 of the accompanying product supplement no. 4-I

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-77 of the accompanying product supplement no. 4-I; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately
$           .

We expect to deliver the notes against payment therefor in New York, New York on or about March 19, 2014, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent: JPMS

CUSIP no.: 48127DAV0

ISIN no.: US48127DAV01

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a) the provisions set forth under “Description of Notes — Postponement of a Determination Date” section in the accompanying product supplement will not apply to the notes; instead, the provisions set forth under “Postponement of the Determination Date” on page PS-8 of this pricing supplement will apply to the notes; and

(b) all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Component	basket underlier
Starting Basket Level	initial basket level
Initial Index Level	initial basket underlier level
Ending Basket Level	final basket level
Ending Index Level	final basket underlier level
Index closing level	closing level
Component Weight	initial weight
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined with respect to Capped Buffered Equity Notes in the accompanying product supplement: maximum settlement amount, cap level, buffer level, buffer amount and buffer rate.  Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

Postponement of the Determination Date

If the determination date is a disrupted day (as defined below) for either basket underlier (any basket underlier affected by a disrupted day, a “disrupted basket underlier”), the determination date will be postponed to the earliest day on which the closing level of each basket underlier has been established, as described below:

(a) for a basket underlier that is not a disrupted basket underlier, the closing level on the postponed determination date will be deemed to be the closing level on the originally scheduled determination date; and

(b) for a disrupted basket underlier, the closing level on the postponed determination date will be deemed to be the closing level on the first scheduled trading day (if the disrupted basket underlier is the MSCI EAFE® Index) or the first trading day (if the disrupted basket underlier is the Russell 2000® Index), as applicable, immediately following the originally scheduled determination date that is not a disrupted day for that disrupted basket underlier.

Accordingly, if a determination date is postponed as described above, the calculation agent may reference the closing levels of the basket underliers from different days when making any determinations with respect to the determination date, as postponed.

In no event, however, will the determination date be postponed to a date that is after the later of the final disrupted determination date (as defined below) for the MSCI EAFE® Index and the final disrupted determination date for the Russell 2000® Index.  If the closing level of any disrupted basket underlier for the determination date has not been established in accordance with the first paragraph of this

“Postponement of the Determination Date” section (a “final disrupted basket underlier”) on or prior to the final disrupted determination date for that disrupted basket underlier, the closing level of that disrupted basket underlier for the determination date will be determined by the calculation agent on that final disrupted determination date and will be deemed to be the closing level of that basket underlier determined by the calculation agent in accordance with the formula for and method of calculating the closing level of that basket underlier last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent’s good faith estimate of the closing price that would have prevailed but for that suspension or limitation or non-trading day) on that final disrupted determination date of each security most recently constituting that basket underlier.

With respect to a basket underlier, a “disrupted day” means a day that is not a trading day with respect to that basket underlier or a day on which a market disruption event (as defined in the accompanying product supplement) occurs or is continuing with respect to that basket underlier.

With respect to a basket underlier, the “final disrupted determination date” means the tenth scheduled trading day with respect to that basket underlier after the determination date, as originally scheduled.

“Scheduled trading day” means,

(a) with respect to the MSCI EAFE® Index or any relevant successor index, a day, as determined by the calculation agent, on which (i) the closing level of the MSCI EAFE® Index or that successor index, as applicable, is scheduled to be calculated and published by the sponsor of the MSCI EAFE® Index or that successor index, as applicable, and (ii) each exchange where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the MSCI EAFE® Index or that successor index, as applicable, is scheduled to be open for trading for its regular trading session; and

(b) with respect to the Russell 2000® Index or any relevant successor index (as defined in the accompanying product supplement), a day, as determined by the calculation agent, on which each of the following exchanges is scheduled to be open for trading for their respective regular trading sessions: (i) the relevant exchanges (as defined in the accompanying product supplement) for securities underlying the Russell 2000® Index or that successor index, as applicable, and (ii) the exchanges on which futures or options contracts related to the Russell 2000® Index or that successor index, as applicable, are traded.

JPMS’s Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Factors — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt” on page PS-16 of this pricing supplement.  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Factors — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-16 of this pricing supplement.

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Factors — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes” on page PS-16 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-17 of this pricing supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the date of this pricing supplement through June 12, 2014.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-16 of this pricing supplement.

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “Hypothetical Examples” on page PS-10 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Basket and the Basket Underliers” on page PS-20 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I are deemed deleted in their entirety.  Please refer instead to the discussion set forth above.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical basket closing levels or hypothetical closing levels of the basket underliers, as applicable, on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels and closing levels of the basket underliers that are entirely hypothetical; no one can predict what the basket closing level will be on any day throughout the term of your notes, and no one can predict what the final basket level will be on the determination date.  The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the basket underliers and our creditworthiness.  In addition, JPMS’s estimated value will be less than the original issue price.  For more information on the JPMS’s estimated value, see “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-8 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Cap level	111.50% of the initial basket level
Maximum settlement amount	$1,115.00
Buffer level	90.00% of the initial basket level
Buffer rate	approximately 1.1111
Buffer amount	10.00%
Neither a market disruption event nor a non-trading day occurs with respect to either basket underlier on the originally scheduled determination date

During the term of the notes, each basket underlier is not discontinued, the method of calculating each basket underliers does not change in any material respect and each basket underlier is not modified so that its level does not, in the opinion of the calculation agent, fairly represent the level of that basket underlier had those modifications not been made

Notes purchased on original issue date at the principal amount and held to the stated maturity date

Moreover, we have not yet set the initial basket underlier levels that will serve as the baselines for determining the basket return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial basket underlier level of each basket underlier may differ substantially from that basket underlier level prior to the trade date.

For these reasons, the actual performance of the basket over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical level of each basket underlier shown elsewhere in this pricing supplement.  For information about the historical levels of each basket underlier during recent periods, see “The Basket and the Basket Underliers — Historical Closing Levels of the Basket Underliers” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underliers.

The levels in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level.  The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	111.500%
140.000%	111.500%
130.000%	111.500%
120.000%	111.500%
111.500%	111.500%
110.000%	110.000%
105.000%	105.000%
102.500%	102.500%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
80.000%	88.889%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the final basket level were determined to be 25.000% of the initial basket level, the payment that we would deliver on your notes at maturity would be approximately 27.778% of the principal amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final basket level were determined to be 150.000% of the initial basket level, the payment that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the principal amount), or 111.500% of each $1,000 principal amount note, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final basket level over 111.500% of the initial basket level.

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical levels shown on the horizontal axis.  The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.  The chart also shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of greater than or equal to 111.500% (the section right of the 111.500% marker on the horizontal axis) would result in a capped return on your investment.

The following four examples illustrate the hypothetical payment at maturity on each $1,000 principal amount note based on hypothetical initial basket underlier levels, each of which we refer to as an “initial level,” and closing levels of the basket underliers on the determination date, each of which we refer to as a “final level,” calculated based on the key terms and assumptions above.  The levels in Column A represent the hypothetical initial level for each basket underlier, and the levels in Column B represent hypothetical final levels for each basket underlier. The percentages in Column C represent hypothetical final levels for each basket underlier in Column B expressed as percentages of the corresponding hypothetical initial levels in Column A. The amounts in Column D represent the initial weighted values of each basket underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The final basket level for each example is shown beneath each example, and will equal the sum of the two products shown in Column E. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage.  The values below have been rounded for ease of analysis.

Example 1:  The final basket level is greater than the cap level.  The payment at maturity will equal the maximum settlement amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
MSCI EAFE Index	1,927.45	2,891.18	150%	50.00	75.00
Russell 2000® Index	1,203.3156	1,804.9734	150%	50.00	75.00
Final Basket Level:	150.00
Basket Return:	50.00%

In this example, both of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00.  However, because the hypothetical final basket level of 150.00 exceeds the initial basket level by more than the cap level, the hypothetical payment at maturity will equal the maximum settlement amount of $1,115.00.

Example 2:  The final basket level is greater than the initial basket level but less than the cap level.  The payment at maturity exceeds the $1,000 principal amount but is less than the maximum settlement amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
MSCI EAFE Index	1,927.45	2,023.82	105%	50.00	52.50
Russell 2000® Index	1,203.3156	1,263.4814	105%	50.00	52.50
Final Basket Level:	105.00
Basket Return:	5.00%

In this example, both of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00.  Because the hypothetical final basket level of 105.00 exceeds the initial basket level but is less than the cap level, the hypothetical payment at maturity will equal:

Payment at maturity = $1,000 + ($1,000 × 5.00%) = $1,050.00

Example 3:  The final basket level is less than the initial basket level but greater than the buffer level.  The payment at maturity will equal the $1,000 principal amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
MSCI EAFE Index	1,927.45	1,831.08	95%	50.00	47.50
Russell 2000® Index	1,203.3156	1,143.1498	95%	50.00	47.50
Final Basket Level:	95.00
Basket Return:	-5.00%

In this example, both of the hypothetical final levels for the basket underliers are less than the applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  However, because the hypothetical final basket level of 95.00 is not less than the buffer level, the hypothetical payment at maturity will equal the $1,000 principal amount.

Example 4:  The final basket level is less than the threshold level.  The payment at maturity is less than the $1,000 principal amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C × Column D
MSCI EAFE Index	1,927.45	2,409.31	125%	50.00	62.50
Russell 2000® Index	1,203.3156	300.8289	25%	50.00	12.50
Final Basket Level:	75.00
Basket Return:	-25.00%

In this example, although the hypothetical final level for one of the basket underliers is greater than its applicable hypothetical initial level, the hypothetical final level of the other basket underlier decreases significantly from its hypothetical initial level, which results in the hypothetical final basket level being less than the buffer level.  Because the hypothetical final basket level of 75.00 is less than the buffer level, the hypothetical payment at maturity will equal:

Payment at maturity = $1,000 + [$1,000 × 1.1111 × (-25.00% + 10.00%)] = $833.33

The payments at maturity shown above are entirely hypothetical; they are based on levels for the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes.  The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes.  If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.  Please read “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-17 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final basket level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the level of each basket underlier and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial basket underlier level of each basket underlier, cap level and maximum settlement amount we will provide in the final pricing supplement and the actual final basket level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks underlying the basket underliers that compose the basket to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the basket return is positive or negative.  Your investment will be exposed to loss on a leveraged basis if the final basket level is less than the initial basket level by more than 10%.  For every 1% that the final basket level is less than the initial basket level by more than 10%, you will lose an amount equal to approximately 1.1111% of the principal amount of your notes.  Accordingly, you could lose some or all of your initial investment at maturity.  Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

If the final basket level is greater than the initial basket level, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the maximum settlement amount, regardless of the appreciation in the basket, which may be significant.  Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the basket underliers.  The maximum settlement amount will be provided in the final pricing supplement and is expected to be between $1,115.00 and $1,150.00.

The Notes Are Subject to the Credit Risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and JPMS’s estimated value. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes.  In performing these duties, our economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you.  You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.  Please refer to “Risk Factors

— Risks Relating to the Notes Generally” on page PS-21 of the accompanying product supplement no. 4-I for additional information about these risks.

JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes

JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-8 of this pricing supplement.

JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-8 of this pricing supplement.

JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt

The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Summary Information — Secondary Market Prices of the Notes” on page PS-9 of this pricing supplement for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the maturity date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” on page PS-19 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the underlier, including:

•	any actual or potential change in our creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	secondary market credit spreads for structured debt issuances;

•	the actual and expected volatility of the basket underliers;

•	the time to maturity of the notes;

•	the dividend rates on the underlier stocks;

•	the actual or expected positive or negative correlation between the basket underliers, or the absence of any such correlation;

•	interest and yield rates in the market generally;

•
the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the underlier stocks of the MSCI EAFE® Index are traded and the correlation between those rates and the closing levels of the MSCI EAFE® Index; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes.  If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount.  If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount.  In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount.  For example, if you purchase your notes at a premium to the principal amount, the cap level will permit only a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.  Similarly, the buffer level, while still providing an increase in the return on the notes if the final basket level is greater than or equal to the buffer level but less than the cap level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

Correlation (or Lack of Correlation) of the Basket Underliers

The notes are linked to an equally weighted basket consisting of the MSCI EAFE® Index and the Russell 2000® Index.  Performances of the basket underliers may or may not be correlated with each other.  At a time when the value of one of the basket underliers increases, the value of the other basket underlier may not increase as much or may even decline.  Therefore, in calculating the final basket level, increases in the value of one of the basket underliers may be moderated, or more than offset, by the lesser increases or declines in the value of the other basket underlier. In addition, high correlation of movements in the basket underliers during periods of negative returns among the basket underliers could have an adverse effect on the payment at maturity on the notes. There can be no assurance that the final basket level will be higher than the initial basket level.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments.  As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-basket-linked debt security of comparable maturity that bears interest at a prevailing market rate.  In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have.

The Notes Are Subject to Currency Exchange Risk with Respect to the MSCI EAFE® Index

Because the prices of the underlier stocks that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the level of the MSCI EAFE® Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the underlier stocks trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of the underlier stocks denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the closing level of the basket underliers will be adversely affected and the payment at maturity, if any, may be reduced.  Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in the countries issuing those currencies and the United States and between each country and its major trading partners;

•	political, civil or military unrest in the countries issuing those currencies and the United States; and

•	the extent of government surpluses or deficits in the countries issuing those currencies and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries issuing those currencies and the United States and other countries important to international trade and finance.

The Notes Are Subject to Risks Associated with Securities Issued by Non-U.S. Companies with Respect to the MSCI EAFE® Index

The underlier stocks that compose the MSCI EAFE® Index have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

An Investment in the Notes Is Subject to Risks Associated with Small Capitalization Stocks with Respect to the Russell 2000® Index

The underlier stocks that compose the Russell 2000® Index are issued by companies with relatively small market capitalization.  The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies.  Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies.  Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

Lack of Liquidity

The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Final Terms and Valuation of the Notes Will Be Provided in the Final Pricing Supplement

The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the final pricing supplement.  In particular, each of JPMS’s estimated value, the cap level and the maximum settlement amount will be provided in the final pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement.  Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value, the cap level and the maximum settlement amount.

The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS.  The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms—Capital gains tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

The basket is composed of two basket underliers with the following initial weights within the basket: the MSCI EAFE® Index (50.00%) and the Russell 2000® Index (50.00%), with equal weights within the basket:

The MSCI EAFE® Index

The MSCI EAFE® Index is a free float-adjusted market capitalization index intended to measure the equity market performance of certain developed markets.  The MSCI EAFE® Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours.  As of March 10, 2014, the MSCI EAFE® Index consisted of 21 developed market country indices.  For additional information about the MSCI EAFE® Index, see the information set forth under “Equity Index Descriptions — The MSCI Indices” on page US-41 of the accompanying underlying supplement no. 1-I.

The Russell 2000® Index

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For additional information about the Russell 2000® Index, see the information set forth under “Equity Index Descriptions — The Russell 2000® Index” on page US-62 of the accompanying underlying supplement no. 1-I.
Historical Basket Levels

You should not take the historical levels of the basket or the basket underliers as an indication of the future performance of the basket or the basket underliers, respectively.  We cannot give you any assurance that the future performance of the basket, basket underliers or the underlier stocks will result in a return of any of your initial investment on the stated maturity date.  In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the basket or the basket underliers.  The actual performance of the basket or the basket underliers over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The following graph is based on the basket closing levels for the period from January 2, 2009 through March 10, 2014 assuming that the basket closing level was 100 on January 2, 2009.  We derived the basket closing levels based on the method of calculating the basket closing level as described in this pricing supplement and on the closing levels of the relevant basket underliers on the relevant dates.  We obtained the closing levels reflected in the graph below from Bloomberg Financial Services, without independent verification.  Although Russell publishes the official closing levels of the Russell 2000® Index to six decimal places, Bloomberg Financial Services publishes the closing levels of the Russell 2000® Index to only four decimal places.  The basket closing level has been normalized such that its hypothetical level on January 2, 2009 was 100.  As noted in this pricing supplement, the initial basket level will be set at 100 on the trade date.  The basket closing level can increase or decrease due to changes in the levels of the basket underliers.  The graph below is for illustrative purposes only.

Historical Closing Levels of the Basket Underliers

The respective closing levels of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing levels of the basket underliers during any period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the term of your notes.

The graphs below show the closing levels of the basket underliers on each day from January 2, 2009 through March 10, 2014.  The closing level of the MSCI EAFE® Index on March 10, 2014 was 1,916.73.  The closing level of the Russell 2000® Index on March 10, 2014 was 1,200.5353.  We obtained the closing levels listed in the graphs below from Bloomberg Financial Services, without independent verification.  Although Russell publishes the official closing levels of the Russell 2000® Index to six decimal places, Bloomberg Financial Services publishes the closing levels of the Russell 2000® Index to only four decimal places.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Chase & Co.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, together with the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  The information in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.  This pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-10
Selected Risk Factors	PS-15
The Basket and the Basket Underliers	PS-20

Product Supplement No. 4-I dated November 14, 2011
Description of Notes	PS-1
Risk Factors	PS-21
Use of Proceeds and Hedging	PS-48
The Components	PS-49
General Terms of Notes	PS-50
Material U.S. Federal Income Tax Consequences	PS-73
Plan of Distribution (Conflicts of Interest)	PS-77
Notice to Investors	PS-79
Benefit Plan Investor Considerations	PS-86
Underlying Supplement No. 1-I dated November 14, 2011
Risk Factors	US-1
Equity Index Descriptions	US-15
The Dow Jones Industrial AverageSM	US-15
The EURO STOXX 50® Index	US-17
The FTSE™ 100 Index	US-21
The Hang Seng China Enterprises Index	US-23
The Hang Seng® Index	US-27
The Korea Stock Price Index 200	US-31
The MDAX® Index	US-35
The MSCI Indices	US-41
The NASDAQ-100 Index®	US-54
The Nikkei 225 Index	US-59
The Russell Indices	US-62
The S&P 500® Index	US-68
The S&P MidCap 400® Index	US-72
The S&P Select Industry Indices	US-77
The Select Sector Indices	US-82
The TOPIX® Index	US-84
Commodity Index Descriptions	US-87
The Dow Jones-UBS Commodity Indices	US-87
The S&P GSCI Indices	US-100
Fund Descriptions	US-109
The Financial Select Sector SPDR® Fund	US-109
The iShares® Barclays 20+ Year Treasury Bond Fund	US-112
The iShares® Dow Jones Real Estate Index Fund	US-115
The iShares® MSCI Brazil Index Fund	US-119
The iShares® MSCI Emerging Markets Index Fund	US-122
The iShares® MSCI EAFE Index Fund	US-125
The iShares® Russell 2000 Index Fund	US-128
The Market Vectors Gold Miners ETF	US-131
The Market Vectors Junior Gold Miners ETF	US-135
The SPDR® Gold Trust	US-145
The SPDR® S&P 500® ETF Trust	US-148
The SPDR® S&P® Homebuilders ETF	US-151
The SPDR® S&P® Metals & Mining ETF	US-154
The Technology Select Sector SPDR® Fund	US-158
The United States Oil Fund, LP	US-161
Prospectus Supplement dated November 14, 2011
About This Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes	S-4
Description of Warrants	S-21
Description of Units	S-24

United States Federal Taxation	S-26
Plan of Distribution (Conflicts of Interest)	S-27
Prospectus dated November 14, 2011
Where You Can Find Information	1
JPMorgan Chase & Co.	2
Consolidated Ratios of Earnings to Fixed Charges	3
Use of Proceeds	3
Important Factors That May Affect Future Results	4
Description of Debt Securities	6
Description of Warrants	12
Description of Units	15
Description of Purchase Contracts	17
Forms of Securities	19
Plan of Distribution (Conflicts of Interest).	23
Independent Registered Public Accounting Firm	25
Legal Matters	26
Benefit Plan Investor Considerations	26

$

JPMorgan Chase & Co.

Capped Buffered Basket-Linked Notes due 2015

(Linked to an Equally Weighted Basket Composed of the MSCI EAFE® Index and the Russell 2000® Index)

Medium-Term Notes, Series E